______________________________________________________________

SECURITIES EXCHANGE AGREEMENT

Made as of the 5th day of March, 2020

Between

REAL TECHNOLOGY BROKER LTD.

and

ALL OF THE SHAREHOLDERS OF REAL TECHNOLOGY BROKER LTD. NAMED

ON SCHEDULE "A" ATTACHED HERETO

and

ADL VENTURES INC.

______________________________________________________________

SECURITIES EXCHANGE AGREEMENT

(i)	SECURITIES EXCHANGE AGREEMENT

(ii)	SECURITIES EXCHANGE AGREEMENT

(iii)	SECURITIES EXCHANGE AGREEMENT

SECURITIES EXCHANGE AGREEMENT

This Agreement is made as of the 5th day of March, 2020, between

REAL TECHNOLOGY BROKER LTD. a company existing under the laws of Israel ("REAL")

and

ALL OF THE SHAREHOLDERS OF REAL TECHNOLOGY BROKER LTD. NAMED ON SCHEDULE "A" ATTACHED HERETO

(the "REAL Shareholders")

and

ADL VENTURES INC.

a corporation incorporated under the laws of the Province of British Columbia ("ADL")

WHEREAS the Shareholders are the registered owners of all of the issued and outstanding shares of REAL being 41,797,000 ordinary shares and 63,921,029 preferred shares in the aggregate (each, a "Purchased Share" and collectively, the "Purchased Shares");

AND WHEREAS ADL is a reporting issuer in the provinces of British Columbia, Alberta, and Ontario whose common shares are listed on the TSXV (as defined below);

AND WHEREAS ADL, REAL and the REAL Shareholders wish to enter into this agreement in respect of the exchange of securities on the terms and conditions herein contained;

AND WHEREAS ADL intends to acquire all of the issued and outstanding REAL Shares issued and outstanding at the Closing Time in exchange for the issuance of the Consideration Shares (as defined below) to all of the REAL Shareholders (the "Share Exchange") for the purposes of effecting a "Qualifying Transaction" within the meaning of TSXV Policy – 2.4 Capital Pool Companies;

AND WHEREAS following such transactions, ADL will directly own all of the REAL Shares, and the REAL Shareholders will in the aggregate then own a sufficient number of ADL Shares so as to exercise control over ADL;

NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby covenant and agree as follows.

FOR VALUE RECEIVED, the parties agree as follows:

SECURITIES EXCHANGE AGREEMENT

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

For all purposes of this Agreement the following capitalized terms shall have the meanings set forth in this Article 1:

"ADL Assets" means the assets of ADL including but not limited to cash and cash equivalents all as more particularly described in the ADL Financial Statements.

"ADL Financial Statements" means the audited financial statements of ADL for the years ended December 31, 2018 and 2017 including the report of the auditors thereon, and the unaudited financial statements for the nine-months ended September 30, 2019 and 2018, as disclosed by ADL on SEDAR.

"ADL Name Change" means the change in name of ADL to Real Technology Brokerage Inc. or such other name as may be determined by Real and acceptable to the regulatory authorities upon completion of the Qualifying Transaction.

"ADL Private Placement" means a private placement of ADL Subscription Receipts at a price of US $0.1385 per ADL Subscription Receipts for gross proceeds of up to US $1,600,000 (or the Canadian dollar equivalent thereof) or such other amount as may be agreed to by ADL and REAL to close on or prior to Closing.

"ADL Shares" means the common shares in the capital of ADL.

"ADL Subscription Receipts" means subscription receipts of ADL offered pursuant to the ADL Private Placement each of which is automatically exercisable, for no additional consideration, into one ADL Share upon satisfaction of certain escrow release conditions including the completion of the Share Exchange and the receipt of all corporate, regulatory and TSXV approvals relating to the Share Exchange.

"Affiliate" of an entity means any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such entity.

"Applicable Securities Laws" means the securities laws, the regulations, rules, rulings and orders in Israel and the Provinces of British Columbia, Alberta and Ontario, the applicable policy statements issued by the securities regulators in Israel and the Provinces of British Columbia, Alberta and Ontario.

"Articles" means the articles of association (as amended), certificate of incorporation (as amended), articles of organization (as amended), constitution, operating agreement, joint venture or partnership agreement or articles or other constituting document of any Person other than an individual, each as from time to time amended or modified.

"BCBCA" means the Business Corporations Act (British Columbia).

"Business Day" means a day, excluding Friday, Saturday and Sunday, on which banking institutions are open for business in Toronto, Ontario and Israel.

SECURITIES EXCHANGE AGREEMENT

"Canadian GAAS" means generally accepted auditing standards determined with reference to the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time.

"Change of Control" means the acquisition, directly or indirectly, of beneficial ownership of voting securities that results in a holding of more than 20% of the issued and outstanding voting securities of REAL by a third party, other than in connection with this Agreement or an internal corporate reorganization.

"Closing" means the closing of the exchange of securities between the REAL Shareholders and ADL pursuant to the terms of this Agreement.

"Closing Date" means such date as REAL and ADL shall determine, provided that the Closing Date shall be on a Business Day not later than April 30, 2020 or such other date as REAL and ADL may agree.

"Closing Time" means 10:00 a.m. (Toronto time) on the Closing Date.

"Consideration Shares" means the ADL Shares to be issued to holders of REAL Shares pursuant to Section 2.1.

"Control" in respect of a Person (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, or the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or by other arrangement.

"Disclosure Document" means the disclosure document of ADL required to be prepared in connection with the Qualifying Transaction, which complies with the form and content requirements of a filing statement pursuant to Policy 2.4.

"Distribution" means: (a) the declaration or payment of any dividend in cash, securities or property on or in respect of any class of securities of the Person or its Subsidiaries; (b) the purchase, redemption or other retirement of any securities of the Person or its Subsidiaries, directly or indirectly; or (c) any other distribution on or in respect of any class of securities of the Person or its Subsidiaries.

"Dollars" and "$" means Canadian dollars, unless otherwise specified.

"Environmental Laws" means all applicable Laws relating to the protection of human health and safety, the environment or natural environment (as defined in all such Laws including air, surface water, ground water, land surface, soil, and subsurface strata), or hazardous or toxic substances or wastes, pollutants or contaminants.

"IFRS" means International Financial Reporting Standards.

"Income Tax Act" means the Income Tax Act (Canada), as amended from time to time.

"Indebtedness" means all obligations, contingent (to the extent required to be reflected in financial statements prepared in accordance with IFRS) and otherwise, which in accordance with IFRS should be classified on the obligor's balance sheet as liabilities, including without limitation, in any event and whether or not so classified: (a) all debt and similar monetary obligations, whether direct or indirect; (b) all liabilities secured by any mortgage, pledge, security interest, lien, charge or other encumbrance existing on property owned or acquired subject thereto, whether or not the liability secured thereby shall have been assumed; (c) all agreements of guarantee, support, indemnification, assumption or endorsement and other contingent obligations whether direct or indirect in respect of Indebtedness or performance of others, including any obligation to supply funds to or in any manner to invest in, directly or indirectly, the debtor, to purchase Indebtedness, or to assure the owner of Indebtedness against loss, through an agreement to purchase goods, supplies or services for the purpose of enabling the debtor to make payment of the Indebtedness held by such owner or otherwise; (d) obligations to reimburse issuers of any letters of credit; and (e) capital leases.

SECURITIES EXCHANGE AGREEMENT

"Intangible Property" means all patents, patentable subject matter, copyrights, registered and unregistered trade-marks, service marks, domain names, trade-names, logos, commercial symbols, industrial designs (including applications for all of the foregoing and renewals, divisions, extensions and reissues, where applicable, relating thereto), inventions, licences, sublicences, trade secrets, know how, confidential and proprietary information, patterns, drawings, computer software, databases and all other intellectual property, whether registered or not, owned by, licensed to or used by a Person, where and to the extent that the loss of such ownership or license rights or rights to use would have or would be reasonably expected to have a Material Adverse Effect on such Person, in any format or medium whatsoever.

"Laws" mean all federal, provincial, state, municipal or local laws, rules, regulations, statutes, by- laws, ordinances, policies or orders of any federal, provincial, state, regional or local government or any subdivision thereof or any arbitrator, court, administrative or regulatory agency, commission, department, board or bureau or body or other government or authority or instrumentality or any entity or Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Lien" means: (a) any encumbrance, mortgage, pledge, hypothecation, prior claim, lien, charge or other security interest of any kind upon any property or assets of any character, or upon the income or profits therefrom; (b) any acquisition of or agreement to have an option to acquire any property or assets upon conditional sale or other title retention agreement, device or arrangement (including a capitalized lease); or (c) any sale, assignment, pledge or other transfer for security of any accounts, general intangibles or chattel paper, with or without recourse.

"Material Adverse Effect" in respect of a Person means any change, effect, event, occurrence, condition or development that would have, individually or in the aggregate, a material and adverse impact on the business, operations, results of operations, assets, capitalization or financial condition of such Person, other than any change, effect, event, occurrence or state of facts relating to the global economy or securities markets in general.

"Material Contract" means a contract of REAL effective as at the Closing Date which involves or may reasonably be expected to involve the payment to or by REAL of more than CAD$200,000 over the term of that contract or is otherwise material to the operation of the REAL business but does not include any written agreements entered into with employees or consultants or the employee plans or contracts entered into in the Ordinary Course of Business.

SECURITIES EXCHANGE AGREEMENT

"Material Fact" means a fact that would reasonably be expected to have a significant effect on the market price or value of the REAL Shares.

"Ordinary Course of Business" means activities that are routine or that occur with regularity in the ordinary course of the business of REAL or ADL, as applicable, and in a manner consistent with the usual custom and past practice of REAL or ADL, as applicable.

"Permitted Liens" means:

(a) undetermined or inchoate Liens and charges incidental to construction, maintenance or operations or otherwise relating to the Ordinary Course of Business which have not at the time been filed pursuant to law;

(b) Liens for taxes and assessments for the then current year, Liens for taxes and assessments not at the time overdue, Liens securing worker's compensation assessments and Liens for specified taxes and assessments which are overdue (and which have been disclosed to the other parties to this Agreement) but the validity of which is being contested at the time in good faith, if the Person shall have made on its books provision reasonably deemed by it to be adequate therefor;

(c) cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker's compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Liens or claims incidental to current construction, and mechanics', warehousemen's, carriers' and other similar Liens;

(d) all rights reserved to or vested in any governmental body by the terms of any lease, licence, franchise, grant or permit held by it or by any statutory provision to terminate any such lease, licence, franchise, grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain a Lien on any of its property or assets in the event of failure to make such annual or other periodic payments; and

(e) Purchase Money Obligations.

"Person" means an individual, partnership, corporation, association, trust, joint venture, unincorporated organization and any government, governmental department or agency or political subdivision thereof.

"Policy 2.4" means TSXV Policy – 2.4 Capital Pool Companies.

"Purchase Money Obligations" means Indebtedness of a debtor, reflected in the debtor's financial statements, and incurred or assumed to finance the purchase or acquisition, in whole or in part, of any tangible real or personal property or incurred to finance the cost, in whole or in part, of the construction or installation of any tangible personal property, provided, however, that such Indebtedness is incurred or assumed at the time of or within 30 days after the purchase of such property or the completion of such construction or installation, as the case may be, and includes any extension, renewal or refinancing of any such Indebtedness so long as the principal amount thereof outstanding at the date of such extension, renewal or refinancing is not increased.

SECURITIES EXCHANGE AGREEMENT

"Purchased Share" has the meaning given to such term in the recitals to this Agreement.

"Qualifying Transaction" has the meaning given to such term in the recitals to this Agreement.

"REAL" means Real Technology Broker Ltd., a company existing under the laws of Israel.

"REAL Assets" means, collectively, the REAL Intangible Property and the REAL Tangible Property all as more particularly described in the Real Financial Statements.

"REAL Financial Statements" means the audited financial statements of REAL for the years ended December 31, 2018 and 2017, and the unaudited financial statements for the nine months ended September 30, 2019, as disclosed to ADL.

"REAL Intangible Property" means all Intangible Property owned by, licensed to or used by REAL or any REAL Subsidiary, in any format or medium whatsoever.

"REAL LLC" means Real Broker LLC, a company existing under the laws of the State of Texas, a wholly-owned subsidiary of REAL.

"REAL Private Placement" means a private placement of debt securities or a convertible loan issued by REAL for gross proceeds of up to US $200,000 that is convertible into REAL Shares at a price of US $0.133 per REAL Share immediately prior to the completion of the Qualifying Transaction.

"REAL Shareholders" means the holders of all the REAL Shares as of the Closing Time.

"REAL Shares" means, collectively, the issued and outstanding ordinary and preferred shares of REAL.

"REAL Subsidiaries" means, collectively, REAL LLC, Real Broker MA, LLC, Real Broker Commercial LLC, Real Broker NY, LLC, Real Broker CT, LLC and Real Broker Technologies Inc.

"REAL Tangible Property" means all assets owned by REAL or the REAL Subsidiaries other than the REAL Intangible Property.

"Resulting Issuer" means ADL upon completion of the transactions contemplated herein.

"Securities Commissions" means the Ontario Securities Commission, the Alberta Securities Commission and the British Columbia Securities Commission.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Share Exchange" means the share exchange of REAL Shares for ADL Shares, all as provided for herein, pursuant to which ADL will directly and indirectly own all of the REAL Shares and, following the closing of the transactions contemplated herein, the REAL Shareholders will own a sufficient number of common shares of ADL so as to exercise control over ADL.

"Subsidiary" shall have the same meaning as the term "subsidiary companies" in the Securities Act (Ontario).

SECURITIES EXCHANGE AGREEMENT

"Tax" or "Taxes" means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative net worth, transfer, profits, withholding, payroll, employer health, employer safety, workers compensation, excise, immovable property and moveable property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax including Israeli Pension Plan, Canada Pension Plan, Social Security and provincial plan contributions and workers compensation premiums, together with any interest, fines and penalties imposed by any governmental authority (including federal, provincial, municipal and foreign governmental authorities), and whether disputed or not.

"Tax Returns" has the meaning set forth in Section 3.7.

"TSXV" means the TSX Venture Exchange Inc.

Section 1.2 Hereof, Herein, etc.

The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified herein, the term "or" has the inclusive meaning represented by the term "and/or" and the term "including" is not limiting. All references as to "Sections", "Subsections", "Articles", "Schedules" and "Exhibits" shall be to Sections, Subsections, Articles, Schedules and Exhibits, respectively, of this Agreement unless otherwise specifically provided.

Section 1.3 Computation of Time Periods

In the computation of periods of time from a specified date to a later specified date, unless otherwise specified herein, the words "commencing on" mean "commencing on and including", the word "from" means "from and including" and the words "to" and "until" each means "to and including".

Section 1.4 Knowledge

Where used herein the term "Knowledge" in respect of REAL means the actual knowledge, after reasonable inquiry, of Tamir Poleg.

ARTICLE 2 AGREEMENT TO EXCHANGE

Section 2.1 Issuance of Consideration Shares

(1) Purchase of REAL Shares from REAL Shareholders:

(a) Subject to all of the terms and conditions hereof and in reliance on the representations and warranties set forth or referred to herein, at the Closing Time the REAL Shareholders severally agree to exchange, transfer and assign all of their Purchased Shares to ADL in consideration for 1.0083 Consideration Shares for each Purchased Share (the "Exchange Ratio").

SECURITIES EXCHANGE AGREEMENT

(b) The exchange, transfer and assignment of REAL Shares for the Consideration Shares shall proceed for all, and not less than all, of the issued and outstanding REAL Shares at the Closing Time.

(c) Fractional shares will not be issued. Where the number of Consideration Shares to be issued results in a fraction, the number of Consideration Shares will be rounded down to the next whole number.

(2) Exchange of REAL Options:

(a) REAL will cause all outstanding stock options of REAL to be exchanged at Closing for stock options of ADL applying the Exchange Ratio subject to the requirement that the total number of stock options of ADL following such exchange will not exceed 10% of ADL’s post-closing issued and outstanding common shares. Subject to the approval of the TSXV, ADL will make such modifications to the options or ADL option plan as may be reasonably required by REAL from an Israeli or US tax or securities perspective.

(3) It is hereby understood and acknowledged that, prior to completing the Share Exchange, REAL intends to complete the REAL Private Placement that will result in the issuance of up to 1,504,832 REAL Shares. Prior to any completion of the REAL Private Placement, REAL shall obtain requisite instruments and approvals from the holders of REAL Shares to be issued in the REAL Private Placement to exchange such REAL Shares for Consideration Shares in accordance with the terms of this agreement, with such REAL Shares forming a part of the Purchased Shares.

(4) It is hereby understood and acknowledged that, prior to completing the Share Exchange, ADL intends to complete the ADL Private Placement that will result in the issuance of up to 11,552,346 ADL Shares immediately upon completion of the Share Exchange.

Section 2.2 Purchase of Entire Interest.

It is the understanding of the parties hereto that this Agreement shall provide for the purchase of all of the REAL Shares that are owned or held by the REAL Shareholders at the time of Closing, whether the same are owned as at the date hereof or are acquired after the date hereof, and REAL therefore covenants and agrees with ADL that if, prior to the Closing Date, any person acquires any further shares or securities of REAL or rights to acquire any shares or securities of REAL, in addition to those set forth in this Agreement, then such shares or securities of REAL shall be issued subject to the purchaser of such shares or securities agreeing to be bound by the terms of this Agreement.

Section 2.3 Restrictions on Securities

The parties acknowledge and agree that the resale of the Consideration Shares to be issued to the REAL Shareholders pursuant to Section 2.1 hereof may only be undertaken in compliance with Applicable Securities Laws.

SECURITIES EXCHANGE AGREEMENT

Section 2.4 Closing and Delivery of Certificates

(a) The Closing shall take place at the Toronto offices of Gowling WLG (Canada) LLP, Suite 1600, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1G5, at the Closing Time on the Closing Date, or as REAL and ADL may otherwise agree.

(b) Subject to compliance with the terms of this Agreement, ADL shall, or shall cause its transfer agent to, deliver to each REAL Shareholder at the Closing Time certificates registered in the name of such REAL Shareholder (or as such REAL Shareholder may direct prior to the Closing Date) or a direct registration statement evidencing the electronic deposit representing such number of Consideration Shares as would result in such REAL Shareholder holding a pro rata portion of the Consideration Shares equal to their pro rata portion of the REAL Shares held at the Closing Time, and shall enter the REAL Shareholders on the books of ADL as the holders of such ADL Shares.

Section 2.5 Escrow

REAL Shareholders acknowledge that, depending on the size of their holdings and their relationship to REAL and ADL, the Consideration Shares acquired by them pursuant to this Agreement may be escrowed pursuant to the policies of the TSXV and such REAL Shareholders covenant to take all steps to comply with such policies.

Section 2.6 Effective Date

(a) The exchange of REAL Shares for the Consideration Shares shall take effect at the Closing Time.

(b) Any Distributions received in respect of the REAL Shares by the REAL Shareholders from and after the Closing Time shall be held by them in trust for ADL and shall, upon receipt, be paid to ADL forthwith and ADL shall be entitled to all Distributions in respect of the REAL Shares accrued or accruing to the REAL Shareholders from and after the Closing Time.

Section 2.7 Section 85 Election

ADL covenants and agrees to elect jointly with any REAL Shareholder who is resident of Canada for the purposes of the Tax Act and who so requests under subsection 85(1) of the Tax Act in prescribed form and within the prescribed time for the purposes of the Tax Act, and shall therein agree to elect in respect of the Consideration Shares beneficially owned by such REAL Shareholder, an amount as the REAL Shareholder shall direct, but within the limitations imposed under subsection 85(1) of the Tax Act, which shall be deemed to be the REAL Shareholder's proceeds of disposition thereof and ADL's cost thereof. Any such election shall be prepared at the sole expense of REAL, and the Shareholder shall provide a completed copy of the election form (Form T2057) to ADL. Subject to the election form being correct and complete and complying with the provisions of the Tax Act, the election form will be signed by ADL and returned to the REAL Shareholder within 30 days after the receipt thereof by ADL for filing with the Canada Revenue Agency. ADL will not be responsible for the proper or accurate completion of any election or to check or verify the content of any election form and, except for ADL's obligation to return duly completed election forms within 30 days after the receipt thereof by ADL, ADL will not be responsible for any taxes, interest or penalties or any other costs or damages resulting from the failure by a REAL Shareholder to properly and accurately complete or file the necessary election form in the form and manner and within the time prescribed by the Tax Act.

SECURITIES EXCHANGE AGREEMENT

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF REAL

In order to induce ADL to enter into this Agreement and to consummate the transactions contemplated by this Agreement, REAL hereby represents and warrants as at the date hereof and as at the Closing Time as follows to and in favour of ADL and acknowledges that ADL is relying upon such representations and warranties in connection with the Share Exchange. Each exception to the following representations and warranties that is set out in the REAL disclosure schedules attached (the “REAL Disclosure Schedule”) is identified by reference to one or more specific individual Sections of this Agreement and is only effective to create an exception to each specific individual Section listed. Any statement in this Agreement that is not expressly qualified by a reference to an exception in the REAL Disclosure Schedule will prevail, despite anything to the contrary that is disclosed in the REAL Disclosure Schedule:

Section 3.1 Organization and Existence

REAL and each Real Subsidiary is a corporation duly incorporated, organized and validly existing under the laws of the jurisdiction in which it was incorporated and has the corporate power to own its properties and to carry on its business as now conducted and has made all necessary filings under all applicable corporate, securities and taxation laws or any other laws to which it is subject, except where the failure to make such filing would not have a Material Adverse Effect on REAL or any REAL Subsidiary. Other than the Real Subsidiaries, REAL does not have any Subsidiaries. Neither REAL nor the Real Subsidiaries is: (i) in violation of its articles of incorporation or by- laws; or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or instrument to which it or its property may be bound for any such violations or defaults that would result in a Material Adverse Effect on REAL or the REAL Subsidiaries. No proceedings have been instituted or are pending for the dissolution or liquidation of REAL or the REAL Subsidiaries.

Section 3.2 Authorization

The execution, delivery and performance by REAL of this Agreement and the Share Exchange: (i) are within REAL's corporate power and authority; (ii) have been, or will at the Closing Time be, duly authorized by all necessary corporate proceedings; and (iii) do not and will not conflict with or result in any breach of any provision of, or the creation of any Lien upon any of the property of REAL pursuant to, the Articles of REAL, any Laws, order, judgment, injunction, license or permit applicable to REAL or a REAL Subsidiary or any indenture, lease, agreement, contract, instrument or Lien, to which REAL or a REAL Subsidiary is a party or by which the property of REAL or a REAL Subsidiary may be bound or affected.

SECURITIES EXCHANGE AGREEMENT

Section 3.3 Authorized Capital

(a) The authorized capital of REAL consists of 75,000 New Israeli Shekels divided into 123,000,000 Ordinary Shares, nominal value NIS 0.0004 per share (the “REAL Ordinary Shares”) and 66,000,000 Series A Preferred Shares par value NIS 0.0004 each of the Company (the “REAL Preferred Shares”), of which 41,797,000 REAL Ordinary Shares are issued and outstanding as of the date hereof, and are held by the REAL Shareholders, and 64,921,029 REAL Preferred Shares are issued and outstanding as of the date hereof, and are held by the REAL Shareholders.

(b) The REAL Shares issued and outstanding as at the Closing Time have been, or will at the Closing Time be, duly authorized and validly issued and outstanding as fully paid and non-assessable shares. None of the REAL Shares have been issued in violation of any Laws, REAL's Articles or any agreement to which REAL is a party or by which it is bound.

(c) Real owns 100% of the issued and outstanding REAL LLC Shares as of the date hereof, being all of the issued and outstanding securities of REAL LLC.

(d) The REAL LLC Shares issued and outstanding as at the Closing Time have been, or will at the Closing Time be, duly authorized and validly issued and outstanding as fully paid and non-assessable shares. None of the REAL LLC Shares have been issued in violation of any Laws, REAL LLC's Articles or any agreement to which REAL LLC is a party or by which it is bound.

(e) REAL LLC owns 100% of the issued and outstanding securities of each other REAL Subsidiary other than REAL Broker Commercial LLC which is only 75% owned by REAL LLC.

Section 3.4 No Other Agreement to Purchase

Other than (i) 7,161,522 REAL Stock Options granted to date; (ii) as set out in Section 3.4 of the REAL Disclosure Schedule; and (iii) the securities to be issued in the REAL Private Placement, there are no agreements, options, warrants, rights of conversion or other rights binding upon or which at any time in the future may become binding upon REAL or any REAL Subsidiary to issue any equity securities or any securities convertible or exchangeable, directly or indirectly, into any equity securities of REAL or any REAL Subsidiary. To the Knowledge of REAL, there are no shareholders' agreements, pooling agreements, voting trusts or other agreements or understandings with respect to the voting of any REAL Shares, or the securities of any REAL Subsidiary.

Section 3.5 Absence of Certain Changes

Except as set out in Section 3.5 of the REAL Disclosure Schedule, since September 30, 2019, neither REAL nor any REAL Subsidiary has:

(a) split, combined or reclassified any of its securities or declared or made any Distribution;

SECURITIES EXCHANGE AGREEMENT

(b) suffered any material loss relating to litigation or, to the Knowledge of REAL, been threatened with litigation;

(c) mortgaged, hypothecated or pledged any of the REAL Assets, or subjected them to any Lien other than a Permitted Lien;

(d) sold, leased, subleased, assigned or transferred any of the REAL Assets;

(e) failed to pay or satisfy when due any liability where the failure to do so would have a Material Adverse Effect on REAL;

(f) entered into or amended any employment contracts with any director, officer or senior management employee, created or amended any employee benefit plan, made any increases in the base compensation, bonuses, paid vacation time allowed or fringe benefits for its directors or officers;

(g) suffered, in any material respect, any damage, destruction or other casualty, loss, or forfeiture of, any property or assets, whether or not covered by insurance;

(h) other than in the Ordinary Course of Business: (i) entered into any contract, commitment or agreement under which it has outstanding Indebtedness for borrowed money or for the deferred purchase price of property; or (ii) made any loan or advance to any Person;

(i) acquired or agreed to acquire (by tender offer, exchange offer, merger, amalgamation, acquisition of shares or assets or otherwise) any Person, corporation, partnership, joint venture or other business organization or division or acquired or agreed to acquire any material assets;

(j) entered into any Material Contracts regarding its business operations, including joint ventures, partnerships or other arrangements;

(k) created any stock option or bonus plan, paid any bonuses, deferred or otherwise, or deferred any compensation to any of its directors or officers other than such payments made in the Ordinary Course of Business;

(l) made any material change in accounting procedures or practices;

(m) entered into any other material transaction, or any amendment of any contract, lease, agreement or license which is material to its business;

(n) cancelled, waived or compromised, in any material respect, any debts or claims, including accounts payable to and receivable from its Affiliates; or

(o) entered into any agreement or understanding to do any of the foregoing.

SECURITIES EXCHANGE AGREEMENT

Section 3.6 Indebtedness to Directors, Officers and Others

Neither REAL nor any REAL Subsidiary is indebted to any director, officer, employee or consultant of REAL or any REAL Subsidiary (as the case may be), except for amounts due as normal compensation or reimbursement of ordinary business expenses.

Section 3.7 Taxes

All returns, declarations, reports, estimates, statements, schedules or other information or documents with respect to Taxes (collectively, "Tax Returns") required to be filed by or with respect to REAL any REAL Subsidiary have been filed within the prescribed time, with the appropriate tax authorities and all such Tax Returns are true, correct, and complete in all material respects. To the Knowledge of REAL, no Tax Return of REAL or any REAL Subsidiary is being audited by the relevant taxing authority, and there are no outstanding waivers, objections, extensions, or comparable consents regarding the application of the statute of limitations or period of reassessment with respect to any Taxes or Tax Returns that have been given or made by REAL or any REAL Subsidiary (including the time for filing of Tax Returns or paying Taxes) and neither REAL nor any REAL Subsidiary have any pending requests for any such waivers, extensions, or comparable consents. Neither REAL nor any REAL Subsidiary has received a ruling from any taxing authority or signed an agreement with any taxing authority that in either case could reasonably be expected to have a Material Adverse Effect on REAL or any REAL Subsidiary. To the Knowledge of REAL, neither REAL nor any REAL Subsidiary owes any payment for Taxes to a federal government, a provincial government, a state government, a municipal government or any other governmental authority other than where (i) such payment is being contested in good faith, (ii) adequate reserves are being maintained for those Taxes or (iii) such payment can be lawfully withheld.

Section 3.8 Title to Assets

The REAL Assets are owned legally and beneficially by REAL or the REAL Subsidiaries (as the case may be) with good and marketable title thereto, free and clear of all Liens whether contingent or absolute.

Section 3.9 Intangible Property

(1) REAL and each REAL Subsidiary (as the case may be) owns or has legal right to use the REAL Intangible Property currently used in the conduct of the business of REAL or each REAL Subsidiary (as the case may be), and, to the Knowledge of REAL, the ownership or use thereof and any other intellectual property rights owned or used by REAL or any REAL Subsidiary does not infringe upon the proprietary rights of any other Persons.

(2) REAL and each REAL Subsidiary (as the case may be) is the beneficial owner of the Intangible Property which it purports to own free and clear of all Encumbrances, and is not a party to or bound by any contract or any other obligation whatsoever that limits or impairs its ability to sell, transfer, assign or convey, or that otherwise affects, the Intangible Property. Neither REAL nor any REAL Subsidiary has granted any interest in or right to use all or any portion of the Intangible Property. To the Knowledge of REAL, the conduct of REAL's or each REAL Subsidiary’s business (as the case may be) does not infringe upon the industrial or intellectual property rights, domestic or foreign, of any other person. REAL is not aware of a claim of any infringement or breach of any industrial or intellectual property rights of any other person, nor has REAL received any notice that the conduct of REAL's or each REAL Subsidiary’s business, including the use of the REAL Intangible Property, infringes upon or breaches any industrial or intellectual property rights of any other person, and REAL does not have any knowledge of any infringement or violation of any of its rights in the REAL Intangible Property.

SECURITIES EXCHANGE AGREEMENT

Section 3.10 Material Contracts

All Material Contracts of REAL and each REAL Subsidiary are set out in Section 3.10 of the REAL Disclosure Schedule, and are valid, binding and in full force and effect as to REAL and each REAL Subsidiary (as the case may be), and the other parties thereto (to REAL’s knowledge) and neither REAL nor any REAL Subsidiary (as the case may be) is in breach or violation of, or default under, the terms of any such contract, agreement, plan, lease or commitment, except where such breach, violation or default would not have a Material Adverse Effect on REAL or any REAL Subsidiary (as the case may be), and no event has occurred which constitutes or, with the lapse of time or the giving of notice, or both, would constitute, such a breach, violation or default by REAL or any REAL Subsidiary (as the case may be) or, to the Knowledge of REAL, by the other parties thereto.

Section 3.11 Compliance with Law

Neither REAL nor any REAL Subsidiary is in default under, or in violation of, and has not violated (and failed to cure) any law including, without limitation, laws relating to the issuance or sale of securities, privacy and intellectual property, or any licenses, franchises, permits, authorizations or concessions granted by, or any judgment, decree, writ, injunction or order of, any governmental or regulatory authority, applicable to its business or any of its properties or assets, except where such default or violation would not have a Material Adverse Effect on REAL or any REAL Subsidiary (as the case may be).

Section 3.12 Regulatory Approval

Except as set out in Section 3.12 of the REAL Disclosure Schedule, no consents, registrations, approvals, permits, waivers or authorizations are required to be obtained by REAL or any REAL Subsidiary (as the case may be) from, any governmental or regulatory authority in connection with the execution and delivery of this Agreement by REAL and the consummation of the transactions contemplated herein by REAL, where the failure to make or obtain any or all of which would reasonably be likely to have a Material Adverse Effect on the consolidated financial condition of REAL or any REAL Subsidiary, or could prevent, materially delay or materially burden the transactions contemplated herein.

Section 3.13 Licences and Permits

REAL and each REAL Subsidiary is duly licensed, registered and qualified, in all material respects, and possesses all material certificates, authorizations, permits or licences issued by the appropriate regulatory authorities in the jurisdictions necessary to enable its business to be carried on as now conducted and to enable its property and assets to be owned, leased and operated as they are now, and all such licences, registrations and qualifications are in good standing, in all material respects and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on the business of REAL or any REAL Subsidiary, as now conducted. Except as set out in Section 3.13 of the REAL Disclosure Schedule, the loss of any such licenses, registrations or qualifications would not have any Material Adverse Effect on the business of REAL or any REAL Subsidiary, as now conducted.

SECURITIES EXCHANGE AGREEMENT

Section 3.14 Employees

Except for agreements with persons set out in Section 3.14 of the REAL Disclosure Schedule, there are no agreements, written or oral, between REAL or any REAL Subsidiary and any other party relating to payment, remuneration or compensation for work performed or services provided or payment related to a Change of Control or other event in respect of REAL or any REAL Subsidiary (as the case may be). REAL and each REAL Subsidiary is in compliance in all material respects with all Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and has not and is not engaged in any unfair labour practice. Neither REAL nor any REAL Subsidiary has been a party to or bound by any collective agreement and is not currently conducting negotiations with any labour union or employee association.

Section 3.15 Litigation

Except as set out in Section 3.15 of the REAL Disclosure Schedule, there is no material suit, claim (including warranty claims), action, proceeding, investigation in existence or, to the knowledge of REAL, pending or threatened against or affecting REAL or any REAL Subsidiary, or any of its assets or properties, or any officer or director thereof in his capacity as an officer or director thereof.

Section 3.16 Employee Benefit Plans

Except for the REAL 2016 Incentive Option Plan and as disclosed in Section 3.16 of the REAL Disclosure Schedule, REAL does not have any employee benefit plans (or any plan which may be in any way regarded as an employee benefit plan) of any nature whatsoever nor has it ever had any such plans.

Section 3.17 Insurance

REAL and each Real Subsidiary have in full force and effect insurance policies with extended coverage listed in the REAL Disclosure Schedule, which are reasonably sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed and to insure the risks associated with its business and affairs. Neither REAL nor any REAL Subsidiary (as the case may be) is in default in any material respect with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim within the appropriate time therefor. To the Knowledge of REAL, there are no circumstances under which REAL or any REAL Subsidiary would be required to or, in order to maintain their coverage, should give any notice to the insurers under any such insurance policy which has not been given. Neither REAL nor any REAL Subsidiary has received notice from any of the insurers regarding cancellation of such insurance policy.

SECURITIES EXCHANGE AGREEMENT

Section 3.18 Corporate Documents, Books and Records

REAL and each REAL Subsidiary has provided to ADL complete and correct copies of their respective Articles of Association and of all amendments thereto complete and accurate records in all material respects of the minute books, meetings and consents in lieu of meetings of the board of directors (and its committees) and shareholders of each of them since incorporation, and there are no material minutes of meetings or consents in lieu of meetings of the board of directors (or its committees) or of the shareholders of REAL or each REAL Subsidiary which have not been provided to ADL.

Section 3.19 No Limitations

There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which REAL or any REAL Subsidiary is a party or is otherwise bound that will now or hereafter limit the business, use of assets or operations of REAL or any REAL Subsidiary (as the case may be), as currently conducted.

Section 3.20 Environmental Laws

(a) All facilities and operations of REAL and each REAL Subsidiary are, in all material respects, presently in compliance with all applicable Environmental Laws.

(b) Neither REAL nor any REAL Subsidiary has been charged with or convicted of any offence for non-compliance with Environmental Laws and there are no judgments, orders, notices, proceedings or investigations of any nature relating to any breach or alleged breach of Environmental Laws by REAL or any REAL Subsidiary.

(c) Neither REAL nor any REAL Subsidiary has used any of the REAL Assets to produce, generate, manufacture, treat, store, handle, transport or dispose of any hazardous substances except in compliance with Environmental Laws.

Section 3.21 Enforceability

The execution and delivery by REAL of this Agreement and any other agreement contemplated by this Agreement will result in legally binding obligations of REAL enforceable against REAL in accordance with the terms and provisions hereof and thereof subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

Section 3.22 Conduct of Business in the Ordinary Course

Since September 30, 2019 and except as disclosed in Section 3.22 of the REAL Disclosure Schedule, the business of REAL and each REAL Subsidiary has been conducted in the Ordinary Course of Business.

SECURITIES EXCHANGE AGREEMENT

Section 3.23 Sufficiency of REAL Assets

The REAL Assets include all rights and property (other than working capital) necessary and sufficient to enable it to carry on its business after the Closing substantially in the same manner as it was conducted prior to the Closing. The REAL Assets are in good operating condition, subject to normal wear and tear, and reasonably fit and usable for the purposes for which they are being used. Except in the Ordinary Course of Business, all of the REAL Assets are in the possession of REAL or any REAL Subsidiary (as the case may be).

Section 3.24 Privacy Matters

REAL and each REAL Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable Laws concerning privacy and the protection of personal information.

Section 3.25 Brokers

Except as set out in Section 3.25 of the REAL Disclosure Schedule, REAL has not has engaged any broker or other agent in connection with the Share Exchange and no commission, fee or other remuneration shall be payable by REAL to any broker or agent who purports or may purport to act or have acted for REAL in connection with the Share Exchange.

Section 3.26 Full Disclosure

This Agreement: (i) does not contain any untrue statement of a Material Fact in respect of REAL or any REAL Subsidiary or the affairs, operations or condition of REAL or any REAL Subsidiary; and (ii) does not omit any statement of a Material Fact necessary in order to make the statements in respect of REAL or any REAL Subsidiary or the affairs, operations or condition of REAL or any REAL Subsidiary contained herein not materially misleading.

Section 3.27 Reports and REAL Financial Statements

(a) The REAL Financial Statements were prepared in accordance with IFRS on a consistent basis for each period included in the REAL Financial Statements; each of the balance sheets included in such REAL Financial Statements fairly presents the financial condition of REAL as at the close of business on the date thereof, and each of the statement of operations and deficit included in the REAL Financial Statements fairly presents the results of operations of REAL for the fiscal period then ended.

(b) There were no liabilities, contingent, contractual or otherwise, of REAL as of September 30, 2019, other than those disclosed in the applicable REAL Financial Statements and the notes thereto.

Section 3.28 Non-Arm's Length Transactions

Other than as disclosed in the REAL Financial Statements or in the REAL Disclosure Schedule or as set out below:

SECURITIES EXCHANGE AGREEMENT

(a) REAL has not made any payment or loan to, or has borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any other Person with whom REAL is not dealing at arm's length (within the meaning of the Income Tax Act) or any Affiliate of any of the foregoing; and

(b) REAL is not a party to any contract or agreement with any officer, director, employee, shareholder or any other Person with whom REAL is not dealing at arm's length (within the meaning of the Income Tax Act) or any Affiliate of any of the foregoing.

Section 3.29 Third Party Approvals

Other than in respect of a pre-ruling from Israeli tax authorities in respect of the Share Exchange, no consents, registrations, approvals, permits, waivers or authorizations are required to be obtained by REAL from, any third party in connection with the execution and delivery of this Agreement by REAL and the consummation of the transactions contemplated herein by REAL, the failure to make or obtain any or all of which is reasonably likely to have a Material Adverse Effect on the consolidated financial condition of REAL, or could prevent, materially delay or materially burden the transactions contemplated herein.

Section 3.30 Survival of Representations and Warranties

The representations and warranties of REAL contained in this Agreement shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination date of this Agreement in accordance with its terms and the Closing Date.

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE REAL

SHAREHOLDERS

Each REAL Shareholder severally represents and warrants to ADL as follows (as to itself and not any other REAL Shareholder):

Section 4.1 Capacity

The REAL Shareholder has the power and authority to own or hold the Purchased Shares. The REAL Shareholder has the power and authority to enter into this Agreement and to perform its obligations hereunder.

Section 4.2 Execution and Delivery

This Agreement and any other agreement contemplated by this Agreement has been duly executed and delivered by the REAL Shareholder and will result in legally binding obligations of the REAL Shareholder enforceable against it in accordance with the respective terms and provisions hereof and thereof subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

SECURITIES EXCHANGE AGREEMENT

Section 4.3 Corporate Action

The execution and delivery of this Agreement and such other agreements and instruments and the consummation of the transaction have been duly authorized by all necessary corporate action on the part of such REAL Shareholder, as may be required.

Section 4.4 No Violation

The execution and delivery of this Agreement, the transfer of the Purchased Shares held by it, as applicable, and the performance, observance or compliance with the terms of this Agreement by the REAL Shareholder will not violate, constitute a default under, conflict with, or give rise to any requirement for a waiver or consent under:

(a) any provision of law or any order of any court or other governmental agency applicable to the REAL Shareholder;

(b) the Articles of the REAL Shareholder, if applicable;

(c) any provision of any agreement, instrument or other obligation to which the REAL Shareholder is a party or by which the REAL Shareholder is bound; or

(d) any applicable judgment, writ, decree, order or Laws applicable to the REAL Shareholder.

Section 4.5 Litigation

There is no pending suit, action, legal proceeding, litigation or governmental investigation of any sort or, to the knowledge of the REAL Shareholder after due inquiry, threatened or contemplated, which would:

(a) in any manner restrain or prevent the REAL Shareholder from effectually or legally exchanging the Purchased Shares held by it in accordance with this Agreement;

(b) cause any Lien to be attached to the Purchased Shares held by it;

(c) divest title to the Purchased Shares held by it; or

(d) make ADL or REAL liable for damages in connection with the transaction contemplated herein.

Section 4.6 Ownership

The REAL Shareholder is the registered owner of those Purchased Shares set forth opposite its name on Schedule “A” hereto, free and clear of any Liens. The REAL Shareholder has good and marketable title to the Purchased Shares, free of all mortgages, charges, liens, pledges, claims, security interests and agreements and other encumbrances of whatsoever nature and no person or entity has any agreement or option or right capable of becoming an agreement or option for the purchase from the REAL Shareholder of any of the Purchased Shares held by it, and the REAL Shareholder has good right, full power and absolute authority to sell, transfer and assign all of the Purchased Shares held by it to ADL for the purpose and in the manner as provided for in this Agreement and the Purchased Shares held by it constitute all of the REAL Shares owned or controlled, directly or indirectly, by the REAL Shareholder. The Purchased Shares held by the REAL Shareholder are not subject to any shareholder, pooling, escrow or similar agreements.

SECURITIES EXCHANGE AGREEMENT

Section 4.7 Finders Fees

The REAL Shareholder has not entered into any agreement that would entitle any person to any valid claim against ADL for a broker's commission, finder's fee, or any like payment in respect of the exchange of the REAL Shares or any other matters contemplated by this Agreement and, in the event that any Person acting or purporting to act for such REAL Shareholder establishes a claim for any fee from ADL, such REAL Shareholder severally covenants to indemnify and hold harmless ADL with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

Section 4.8 Survival of Representations and Warranties

The representations and warranties of each REAL Shareholder contained in this Agreement shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination date of this Agreement in accordance with its terms and the Closing Date.

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF ADL

ADL hereby represents and warrants as follows to and in favour of REAL and all the REAL Shareholders as at the Closing Time and ADL acknowledges that REAL and such REAL Shareholders are relying upon such representations and warranties in connection with the Share Exchange. Each exception to the following representations and warranties that is set out in the ADL disclosure schedules attached (the “ADL Disclosure Schedule”) is identified by reference to one or more specific individual Sections of this Agreement and is only effective to create an exception to each specific individual Section listed. Any statement in this Agreement that is not expressly qualified by a reference to an exception in the ADL Disclosure Schedule will prevail, despite anything to the contrary that is disclosed in the ADL Disclosure Schedule:

Section 5.1 Organization and Existence

ADL is a corporation duly incorporated, organized and validly existing under the laws of the province of British Columbia and has the corporate power to own its properties and to carry on its business as now conducted and has made all necessary filings under all applicable corporate, securities and taxation laws or any other laws to which ADL is subject, except where the failure to make such filing would not have a Material Adverse Effect on ADL. ADL is in good standing under the BCBCA. ADL is not in violation of its Notice of Articles or Articles. No proceedings have been instituted or are pending for the dissolution or liquidation of ADL.

Section 5.2 Authorization

(a) The execution, delivery and performance by ADL of this Agreement and the Share Exchange: (i) are within its corporate power and authority; (ii) have been, or will be duly authorized by all necessary corporate proceedings; and (iii) do not and will not conflict with or result in any breach of any provision of, or the creation of any Lien upon any of the property of ADL pursuant to the Articles or by-laws of ADL,

SECURITIES EXCHANGE AGREEMENT

any applicable Laws, order, judgment, injunction, license or permit applicable to ADL or any indenture, lease, agreement, contract, instrument or Lien, to which ADL is a party or by which the property of ADL may be bound or affected.

(b) The Consideration Shares, when delivered to the REAL Shareholders in accordance with the terms of this Agreement, will be validly issued and outstanding as fully paid and non-assessable ADL Shares.

Section 5.3 Consents

The execution, delivery and performance by ADL of this Agreement does not and will not require the authorization, approval or consent of, or any filing with, any governmental authority or agency or any other Person, except those required by Applicable Securities Laws.

Section 5.4 Authorized and Issued Capital

(a) The authorized capital of ADL consists of an unlimited number of ADL Shares of which 9,100,000 common shares are issued and outstanding as at the date hereof.

(b) Other than 1,200,000 stock options and agent options, there are no agreements, options, warrants, rights of conversion or other rights binding upon or which at any time in the future may become binding upon ADL to issue any shares or any securities convertible or exchangeable, directly or indirectly, into any ADL Shares. There are no shareholders' agreements, pooling agreements, voting trusts or other agreements or understandings with respect to the voting of ADL Shares, or any of them.

(c) The ADL Shares issued and outstanding as at the Closing Time have been, or will at the Closing Time be, duly authorized and validly issued and outstanding as fully paid and non-assessable shares. None of the ADL Shares have been issued in violation of any applicable Laws, the policies of the TSXV, ADL's Notice of Articles or Articles or any agreement to which ADL is a party or by which it is bound.

Section 5.5 Capital Pool Company

ADL is a "capital pool company" (as defined in the TSXV Corporate Finance Manual) and, (i) other than cash or cash equivalents, has no assets or operations; and (ii) is in compliance with Policy 2.4.

Section 5.6 Subsidiaries

ADL has no Subsidiaries or Affiliates.

Section 5.7 No Material Adverse Change

Since September 30, 2019, there has occurred no change in the business, operations, results of operations, assets, capitalization or condition (financial or otherwise) of ADL, whether or not in the Ordinary Course of Business, whether separately or in the aggregate with other occurrences or developments, and whether insured against or not, which would reasonably be expected to have a Material Adverse Effect on ADL.

SECURITIES EXCHANGE AGREEMENT

Section 5.8 Reporting Issuer

ADL is a reporting issuer under the securities legislation of the provinces of British Columbia, Alberta and Ontario and is not in default of such legislation or any regulation thereunder. No order has been issued ceasing or suspending trading or prohibiting the issue of the ADL Shares and no proceedings for such are pending or, to the knowledge of ADL, threatened.

Section 5.9 TSXV Listing

The ADL Shares are listed and posted for trading on the TSXV.

Section 5.10 Reports and ADL Financial Statements

(a) The ADL Financial Statements were prepared in accordance with IFRS on a consistent basis for each period included in the ADL Financial Statements; each of the balance sheets included in such ADL Financial Statements fairly presents the financial condition of ADL as at the close of business on the date thereof, and each of the statement of operations and deficit included in the ADL Financial Statements fairly presents the results of operations of ADL for the fiscal period then ended.

(b) The audited ADL Financial Statements were audited in accordance with Canadian GAAS.

(c) There were no liabilities, contingent, contractual or otherwise, of ADL as of September 30, 2019, other than those disclosed in the ADL Financial Statements and the notes thereto.

(d) There is no pending disagreement between ADL and its auditors which could affect the financial condition of ADL.

Section 5.11 Absence of Certain Changes

Other than as contemplated herein, since September 30, 2019, ADL has not (except as disclosed in this Agreement):

(a) issued, sold, or agreed to issue, sell, pledge, hypothecate, lease, dispose of or encumber any ADL Shares or other corporate securities or any right, option or warrant with respect thereto;

(b) amended or proposed to amend its Notice of Articles or Articles;

(c) split, combined or reclassified any of its securities or declared or made any Distribution;

(d) suffered any loss relating to litigation or, to the knowledge of ADL, been threatened with litigation;

SECURITIES EXCHANGE AGREEMENT

(e) entered into or amended any employment contracts with any director, officer or senior management employee, created or amended any employee benefit plan, made any increases in the base compensation, bonuses, paid vacation time allowed or fringe benefits for its directors or officers;

(f) suffered damage, destruction or other casualty, loss, or forfeiture of, any property or assets, whether or not covered by insurance;

(g) other than in the Ordinary Course of Business: (i) entered into any contract, commitment or agreement under which it has outstanding Indebtedness for borrowed money or for the deferred purchase price of property; or (ii) made any loan or advance to any Person;

(h) acquired or agreed to acquire (by tender offer, exchange offer, merger, amalgamation, acquisition of shares or assets or otherwise) any Person, corporation, partnership, joint venture or other business organization or division or acquired or agreed to acquire any material assets;

(i) entered into any material contracts regarding its business operations, including joint ventures, partnerships or other arrangements;

(j) created any stock option or bonus plan, paid any bonuses, deferred or otherwise, or deferred any compensation to any of its directors or officers other than such payments made in the Ordinary Course of Business;

(k) made any material change in accounting procedures or practices;

(l) entered into any other material transaction, or any amendment of any contract, lease, agreement or license which is material to its business;

(m) cancelled, waived or compromised any debts or claims, including accounts payable to and receivable from its Affiliates;

(n) failed to pay or satisfy when due any liability of ADL where such failure would have a Material Adverse Effect on ADL; or

(o) entered into any agreement or understanding to do any of the foregoing.

Section 5.12 Corporate Documents, Books and Records

Complete and correct copies of the Notice of Articles and Articles, and of all amendments thereto, of ADL have been previously delivered to REAL. The minute books of ADL provided to REAL contain complete and accurate records in all respects of all meetings and consents in lieu of meetings of the board of directors (and its committees) and shareholders of ADL since incorporation. There are no minutes of meetings or consents in lieu of meetings of the board of directors (or its committees) or of the shareholders of ADL which have not been provided to REAL.

SECURITIES EXCHANGE AGREEMENT

Section 5.13 Indebtedness and Liens

Other than in the Ordinary Course of Business or in connection with the transactions contemplated hereby, since September 30, 2019, ADL has not incurred any: (i) Indebtedness; or (ii) Liens upon any of the ADL Assets.

Section 5.14 Indebtedness to Officers, Directors and Others

Other than amounts owing to reimburse individuals for business expenses pursuant to subsection 8.2(b) of Policy 2.4, ADL is not indebted to:

(i) any director, officer or shareholder of ADL; or

(ii) any corporation controlled, directly or indirectly, by any one or more of those Persons referred to in subsection 5.14(i) hereof.

Section 5.15 Taxes

All Tax Returns required to be filed by or with respect to ADL have been filed within the prescribed time, with the appropriate tax authorities and all such Tax Returns are true, correct, and complete in all material respects. No Tax Return of ADL is being audited by the relevant taxing authority, and there are no outstanding waivers, objections, extensions, or comparable consents regarding the application of the statute of limitations or period of reassessment with respect to any Taxes or Tax Returns that have been given or made by ADL (including the time for filing of Tax Returns or paying Taxes) and ADL has no pending requests for any such waivers, extensions, or comparable consents. ADL has not received a ruling from any taxing authority or signed an agreement with any taxing authority that could reasonably be expected to have a Material Adverse Effect on ADL. ADL does not owe any Taxes to the federal government, a provincial government, a municipal government or any other governmental authority.

Section 5.16 Material Contracts

All material contracts of ADL are set out in the ADL Disclosure Schedule and are valid, binding and in full force and effect as to ADL, and the other parties thereto (to ADL's knowledge) and ADL, are not in breach or violation of, or default under, the terms of any such contract, agreement, plan, lease or commitment, except where such breach, violation or default would not have a Material Adverse Effect on ADL, and no event has occurred which constitutes or, with the lapse of time or the giving of notice, or both, would constitute, such a breach, violation or default by ADL or, to ADL's knowledge, by the other parties thereto.

Section 5.17 Necessary Licenses and Permits

ADL has all necessary and required licenses, permits, consents, concessions and other authorizations of governmental, regulatory or administrative agencies or authorities, whether foreign, federal, provincial, or local, required to own and lease its properties and assets and to conduct its business as now conducted, except where the failure to hold the foregoing would not have a Material Adverse Effect on ADL. ADL is not in default, nor has it received any notice of any claim or default with respect to any such license, permit, consent, concession or authorization. No registrations, filings, applications, notices, transfers, consents, approvals, audits, qualifications, waivers or other action of any kind is required by virtue of the execution and delivery of this Agreement, or of the consummation of the transactions contemplated hereby: (a) to avoid the loss of any license, permit, consent, concession or other authorization or any asset, property or right pursuant to the terms thereof, or the violation or breach of any law applicable thereto, or (b) to enable ADL to hold and enjoy the same immediately after the Closing Date in the conduct of its business as conducted prior to the Closing Date.

SECURITIES EXCHANGE AGREEMENT

Section 5.18 Compliance with Law

ADL is not in default under, or in violation of, and has not violated (and failed to cure) any law including, without limitation, laws relating to the issuance or sale of securities, privacy and intellectual property, or any licenses, franchises, permits, authorizations or concessions granted by, or any judgment, decree, writ, injunction or order of, any governmental or regulatory authority, applicable to its business or any of its properties or assets, except where such default or violation would not have a Material Adverse Effect on ADL. ADL has not received any notification alleging any violations of any of the foregoing.

Section 5.19 Brokers

ADL has not engaged any broker or other agent in connection with the Share Exchange and no commission, fee or other remuneration shall be payable by REAL to any broker or agent who purports or may purport to act or have acted for REAL in connection with the Share Exchange.

Section 5.20 Employees

There are no agreements, written or oral, between ADL and any other party relating to payment, remuneration or compensation for work performed or services provided or payment relating to a Change of Control or other event in respect of ADL.

Section 5.21 Litigation

There is no suit, claim, action, proceeding or investigation in existence or, to the knowledge of ADL, pending or threatened against or affecting ADL, or any of its assets or properties, or any officer or director thereof in his capacity as an officer or director thereof.

Section 5.22 Employee Benefit Plans

Except for an incentive option plan, ADL does not have any employee benefit plans (or any plan which may be in any way regarded as an employee benefit plan) of any nature whatsoever nor has it ever had any such plans.

Section 5.23 No Limitations

There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which ADL is a party or is otherwise bound that would now or hereafter, in any way limit the business, use of assets or operations of ADL.

SECURITIES EXCHANGE AGREEMENT

Section 5.24 Regulatory Compliance

ADL is in compliance with all regulatory orders, directives and decisions that have application to ADL except where such non-compliance would not have a Material Adverse Effect on ADL and ADL has not received notice from any governmental or regulatory authority that ADL is not in compliance with any such regulatory orders, directives or decisions.

Section 5.25 Public Filings

All information filed with the securities commissions, including without limitation, the documents and any other information filed with any securities commissions in compliance, or intended compliance, with any Applicable Securities Laws complied in all material respects with Applicable Securities Laws at the time they were filed, and ADL has not filed any confidential filings with any securities authorities which continue to be confidential.

Section 5.26 No Material Fact or Material Change

There is no "material fact" or "material change" (as those terms are defined in Applicable Securities Laws) in the affairs of ADL that has not been generally disclosed to the public.

Section 5.27 Non-Arm's Length Transactions

Other than as disclosed in the ADL Financial Statements or the ADL Disclosure Schedule:

(a) ADL has not made any payment or loan to, or has borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any other Person with whom ADL is not dealing at arm's length (within the meaning of the Income Tax Act) or any Affiliate of any of the foregoing; and

(b) ADL is not a party to any contract or agreement with any officer, director, employee, shareholder or any other Person with whom ADL is not dealing at arm's length (within the meaning of the Income Tax Act) or any Affiliate of any of the foregoing.

Section 5.28 Enforceability

The execution and delivery by ADL of this Agreement and any other agreement contemplated by this Agreement will result in legally binding obligations of ADL enforceable against ADL in accordance with the respective terms and provisions hereof and thereof subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

Section 5.29 Survival of Representations and Warranties

The representations and warranties of ADL contained in this Agreement shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination date of this Agreement in accordance with its terms and the Closing Date.

SECURITIES EXCHANGE AGREEMENT

Section 5.30 Full Disclosure

This Agreement: (i) does not contain any untrue statement of a Material Fact in respect of ADL or the affairs, operations or condition of ADL; and (ii) does not omit any statement of a Material Fact necessary in order to make the statements in respect of ADL or the affairs, operations or condition of ADL contained herein not materially misleading.

ARTICLE 6 COVENANTS

Section 6.1 Filings

ADL and REAL shall prepare and file, or cause to be filed, any filings required under any applicable laws or rules and policies of the TSXV or other regulatory bodies relating to the Share Exchange. ADL covenants and agrees to take, in a timely manner, all commercially reasonable actions and steps necessary in order that, effective as at the Closing Date: (i) the ADL Shares, including for greater certainty, the Consideration Shares issuable pursuant to the Share Exchange, be listed and posted for trading on the TSXV; (ii) when received, ADL shall provide REAL with copies of the conditional and final approval of the TSXV respecting the Share Exchange and, the listing and posting for trading of the Consideration Shares; and (iii) the distribution of ADL Shares to the REAL Shareholders is exempt from the prospectus and registration requirements of Applicable Securities Laws.

Section 6.2 Preparation of Financial Statements

(a) ADL shall use commercially reasonable efforts to prepare and file with the TSXV and with any other Canadian securities regulatory authorities, as required, the financial statements of ADL in the form required by the TSXV or the Canadian securities regulatory authorities.

(b) REAL shall use commercially reasonable efforts to prepare and file with the TSXV and with any other Canadian securities regulatory authorities, as required, the financial statements of REAL in the form required by the TSXV or the Canadian securities regulatory authorities.

(c) REAL and ADL shall co-operate fully and shall use commercially reasonable efforts to prepare and file with the TSXV and with any other Canadian securities regulatory authorities, as required, the pro forma financial statements reflecting the combination of REAL and ADL in the form required by the TSXV or the Canadian securities regulatory authorities.

Section 6.3 Additional Agreements

Each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts to:

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(a) obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts or agreements;

(b) obtain all necessary consents, approvals, and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations;

(c) defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby;

(d) cause to be lifted or rescinded any injunction or restraining order or other remedy adversely affecting the ability of the parties to consummate the transactions contemplated hereby;

(e) effect all necessary registrations and other filings and submissions of information requested by governmental authorities;

(f) comply with all provisions of this Agreement; and

(g) provide such officers' certificates as may be reasonably requested by the other parties hereto in respect of the representations, warranties and covenants of a party hereto.

Section 6.4 Access to Information

(a) Upon reasonable notice, REAL shall afford to ADL's directors, officers, counsel, accountants and other authorized representatives and advisers complete access (or, where necessary, the provision of the information requested), during normal business hours and at such other time or times as the parties may reasonably request, from the date hereof and until the earlier of the Closing Date and the termination of this Agreement, to its properties, books, contracts and records as well as to management personnel of REAL as ADL may require or may reasonably request.

(b) Upon reasonable notice, ADL shall afford to REAL's directors, officers, counsel, accountants and other authorized representatives and advisers complete access (or, where necessary, the provision of the information requested), during normal business hours and at such other time or times as the parties may reasonably request, from the date hereof and until the earlier of the Closing Date and the termination of this Agreement, to its properties, books, contracts and records as well as to management personnel of ADL as REAL may require or may reasonably request.

Section 6.5 Conduct of Business of REAL

REAL covenants and agrees that, during the period from the date of this Agreement until the earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms, unless ADL shall otherwise consent in writing (such consents not to be unreasonably withheld or delayed), except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

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(a) REAL shall use all commercially reasonable efforts to maintain and preserve its business, the REAL Assets and business relationships;

(b) REAL shall notify ADL of any Material Adverse Effect on its business; and

(c) REAL shall not directly or indirectly:

(i) take any action which may interfere with or be inconsistent with the successful completion of the transactions contemplated herein or take any action or fail to take any action which may result in a condition precedent to the transactions described herein not being satisfied;

(ii) except as disclosed herein, pledge, hypothecate, lease, dispose of or encumber any REAL Shares or other securities or any right, option or warrant with respect thereto;

(iii) amend or propose to amend its Articles, unless such amendment is required to give effect to the transactions contemplated herein, or with the consent of ADL, such consent not to be unreasonably withheld;

(iv) split, combine or reclassify any of its securities or declare or make any Distribution or distribute any of its properties or assets to any Person;

(v) other than in the Ordinary Course of Business, enter into or amend any employment contracts with any director, officer or senior management employee, create or amend any employee benefit plan, make any increases in the base compensation, bonuses, paid vacation time allowed or fringe benefits for its directors, officers, employees or consultants;

(vi) acquire or agree to acquire (by tender offer, exchange offer, merger, amalgamation, acquisition of shares or assets or otherwise) any Person, partnership or other business organization or division or acquire or agree to acquire any material assets;

(vii) other than in the Ordinary Course of Business create any option or bonus plan, pay any bonuses, deferred or otherwise, or defer any compensation to any of its directors, officers or employees;

(viii) make any material change in accounting procedures or practices, other than the transition to IFRS from US GAAP as contemplated by Section 6.2(b);

(ix) mortgage, pledge or hypothecate any of the REAL Assets, or subject them to any Lien, except Permitted Liens;

(x) except in the Ordinary Course of Business, enter into any agreement or arrangement granting any rights to purchase or lease any of the REAL Assets or requiring the consent of any Person to the transfer, assignment or lease of any of the REAL Assets;

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(xi) dispose of or permit to lapse any rights to the use of any REAL Intangible Property;

(xii) except in the Ordinary Course of Business, sell, lease, sublease, assign or transfer (by tender offer, exchange offer, merger, amalgamation, sale of shares or assets or otherwise) any of the REAL Assets, or cancel, waive or compromise any debts or claims, including accounts payable to and receivable from Affiliates;

(xiii) enter into any other material transaction or any amendment of any contract, lease, agreement, license or sublicense which is material to its business;

(xiv) settle any outstanding claim, dispute, litigation matter, or tax dispute;

(xv) transfer any assets to the REAL Shareholders or any of their Subsidiaries or Affiliates or assume any Indebtedness from the REAL Shareholders or any of their Subsidiaries or Affiliates or enter into any other related party transactions;

(xvi) other than pursuant to the REAL Private Placement or the issuance of REAL Shares on conversion thereof, on the exercise of currently outstanding securities that are convertible into REAL Shares, or the grant of up to 2,000,000 REAL Stock Options to be granted prior to Closing, issue from treasury any REAL Shares or otherwise grant or issue any options, warrants or other securities convertible into REAL Shares without the prior approval of ADL; or

(xvii) enter into any agreement or understanding to do any of the foregoing.

Section 6.6 General Covenants of ADL

ADL covenants and agrees that during the period from the date of this Agreement until the earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms, unless REAL, otherwise consents in writing (such consent not to be unreasonably withheld or delayed):

(a) the business of ADL shall be conducted in the ordinary course and ADL shall use its commercially reasonable efforts to maintain and preserve its business, assets and business relationships, except as may be otherwise required by law or pursuant to the terms of this Agreement;

(b) ADL shall notify REAL of any Material Adverse Effect on its business;

(c) ADL shall at all times comply with all applicable policies of the TSXV, including but not limited to Policy 2.4, and all Applicable Securities Laws;

(d) subject to applicable law (including the time limits imposed thereunder), ADL shall obtain prior approval of REAL as to the content and form of any press release or other public disclosure relating to the Share Exchange;

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(e) ADL shall not directly or indirectly:

(i) take any action which may interfere with or be inconsistent with the successful completion of the transactions contemplated herein or take any action or fail to take any action which may result in a condition precedent to the transactions described herein not being satisfied;

(ii) pledge, hypothecate, lease, dispose of or encumber any ADL Shares or other securities of ADL or any right, option or warrant with respect thereto;

(iii) amend or propose to amend its Articles or by-laws except as contemplated by this Agreement;

(iv) split, combine or reclassify any of its securities or declare or make any Distribution, or distribute any of its property or assets to any Person;

(v) other than in the Ordinary Course of Business, enter into or amend any employment contracts with any director, officer or senior management employee, create or amend any employee benefit plan, make any increases in the base compensation, bonuses, paid vacation time allowed or fringe benefits for its directors, officers, employees or consultants;

(vi) make any capital expenditures, additions or improvements or commitments for the same, except in the Ordinary Course of Business or in connection with the transactions contemplated herein;

(vii) enter into any contract, commitment or agreement under which it would incur indebtedness for borrowed money or for the deferred purchase price of property (other than such property acquired in the Ordinary Course of Business consistent with past practice), or would have the right or obligation to incur any such indebtedness or obligation, or make any loan or advance to any Person;

(viii) other than as contemplated herein, acquire or agree to acquire (by tender offer, exchange offer, merger, amalgamation, acquisition of shares or assets or otherwise) any Person, partnership, joint venture or other business organization or division or acquire or agree to acquire any material assets;

(ix) enter into any material contracts regarding its business operations, including joint ventures, partnerships or other arrangements;

(x) create any stock option or bonus plan, pay any bonuses, deferred or otherwise, or defer any compensation to any of its directors or officers;

(xi) make any material change in accounting procedures or practices;

(xii) engage in any business that is outside of the business that is being currently conducted by ADL, whether as a partner, joint venture participant or otherwise;

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(xiii) enter into any other material transaction, or any amendment of any contract, lease, agreement, license or sublicense which is material to its business;

(xiv) settle any outstanding claim, dispute, litigation matter, or tax dispute;

(xv) other than pursuant to the ADL Private Placement, issue from treasury any ADL Shares or otherwise grant or issue any options, warrants or other securities convertible into ADL shares without the prior approval of REAL; or

(xvi) enter into any agreement or understanding to do any of the foregoing.

(f) ADL shall take all requisite action to (i) complete the ADL Name Change; and (ii) complete the Share Exchange;

(g) ADL shall take all requisite action to obtain the requisite approvals to elect or appoint four (4) directors of ADL at the Closing Time of which there will be three

(3) nominees of REAL and one (1) nominee of ADL;

(h) upon ADL receiving notification or other information from any regulatory authority or body concerning the transactions contemplated hereunder, to promptly disclose such information in writing to the counsel for REAL;

(i) in consultation with REAL and its counsel, forthwith use its commercially reasonable efforts to obtain all necessary regulatory approvals to make application to the TSXV for listing of the Consideration Shares issued pursuant to this Agreement on the TSXV upon the Closing and assist in making all submissions, preparing all press releases and circulars and making all notifications required with respect to this transaction and the issuance of shares as contemplated hereunder; and

(j) to file, duly and timely, all Tax Returns required to be filed by it and to pay promptly all taxes, assessments and governmental charges which are claimed by any governmental authority to be due and owing and not to enter into any agreement, waiver or other arrangement providing for an extension of time with respect to the filing of any tax return or the payment or assessment of any tax, governmental charge or deficiency.

Section 6.7 Covenants of the REAL Shareholders

Each of the REAL Shareholders covenant and agree that during the period from the date of this Agreement until the earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms, unless ADL otherwise consents in writing (such consent not to be unreasonably withheld or delayed), the Purchased Shares shall not be sold, pledged, hypothecated, leased, disposed of or encumbered in any way.

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Section 6.8 Standstill

From the date of the acceptance of this Agreement until completion of the transactions contemplated herein or the earlier termination hereof, REAL, the REAL Shareholders and ADL will not, directly or indirectly, solicit, initiate, assist, facilitate, promote or encourage proposals or offers from, entertain or enter into discussions or negotiations with, or provide information relating to its securities or assets, business, operations, affairs or financial condition to any persons in connection with the acquisition or distribution of any securities of REAL, or ADL, or any amalgamation, merger, consolidation, arrangement, restructuring, refinancing, sale of any material assets of REAL or ADL, unless such action, matter or transaction is part of the transactions contemplated in this Agreement, including, but not limited to, the REAL Private Placement or the ADL Private Placement, or is satisfactory to, and is approved in writing in advance by the other party hereto or is necessary to carry on the normal course of business.

ARTICLE 7 CONDITIONS TO OBLIGATION TO CLOSE

Section 7.1 ADL's Closing Conditions

ADL's obligation to issue ADL Shares in exchange for the REAL Shares on the Closing Date pursuant to Article 2 is subject to compliance by REAL and the REAL Shareholders with their agreements herein contained and to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a) Constating Documents and Certificate of Corporate Existence. ADL shall have received from REAL: (i) a copy, certified by one duly authorized officer of REAL and each REAL Subsidiary to be true and complete as of the Closing Date, of the Articles of REAL and each REAL Subsidiary; and (ii) a certificate of good standing for REAL and each REAL Subsidiary dated not more than three days prior to the Closing Date.

(b) Required Approvals. REAL shall have obtained the approval of the board of directors of REAL, and any other necessary approvals for this Agreement and the Share Exchange.

(c) Proof of Corporate Action. ADL shall have received from REAL a copy, certified by a duly authorized officer thereof to be true and complete as of the Closing Date, of the records of all corporate action taken to authorize the execution, delivery and performance of this Agreement.

(d) Incumbency Certificates. ADL shall have received from REAL an incumbency certificate, dated the Closing Date, signed by a duly authorized officer thereof and giving the name and bearing a specimen signature of each individual who shall be authorized to sign, in the name and on behalf of REAL, this Agreement and any other ancillary documents.

(e) Legal Opinion. ADL shall have received from the counsel of REAL a favourable opinion covering such matters with respect to the transactions contemplated by this Agreement as ADL and its counsel may reasonably request and which are customary for transactions of this nature.

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(f) Representations and Warranties. The representations and warranties of REAL contained herein shall be true and correct in all material respects, on and as of the Closing Date with the same force and effect as if such representations and warranties were made at such time, and ADL shall have received on the Closing Date certificates to this effect, signed by one authorized officer of REAL.

(g) Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by REAL at or before the Closing Date shall have been materially complied with or performed and ADL shall have received on the Closing Date certificates to this effect signed by authorized officers of REAL.

(h) Regulatory and Other Consents. There shall have been obtained from all appropriate federal, provincial, municipal or other governmental or administrative bodies such licences, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by each REAL Shareholder to permit the transfer of the REAL Shares in each case and the exchange of the REAL Shares for ADL Shares. Additionally, all required approvals, consents, authorizations and waivers relating to the consummation of the transactions contemplated by this Agreement shall have been obtained from the TSXV and the securities regulatory authorities in Ontario, British Columbia and Alberta, including the acceptance, by the TSXV of the transactions contemplated in this Agreement.

(i) No Action or Proceeding. No bona fide legal or regulatory action or proceeding seeking to enjoin, restrict or prohibit the exchange by the REAL Shareholders of the REAL Shares for ADL Shares or the right of REAL or ADL from and after the Closing Time to conduct, expand and develop the business of REAL shall be pending.

(j) No Material Adverse Change. No change shall have occurred in the business, affairs, financial condition or operations of REAL or any REAL Subsidiary between the date hereof and the Closing Date which would have a Material Adverse Effect.

(k) TSXV Approval. The TSXV shall have approved the Share Exchange and agreed to list the ADL Shares (including the Consideration Shares and other ADL shares that may be issuable on the exercise of securities convertible into ADL Shares) on the TSXV and all other matters contemplated herein, as required.

(l) Other Certificates. ADL shall have received a certificate, dated the Closing Date, signed by Tamir Poleg as an officer of REAL and not in his personal capacity, certifying that he is not aware of any facts or matters that are inconsistent with the representations and warranties being given by REAL pursuant to this Agreement.

(m) No REAL Convertible Securities. Immediately following Closing, REAL will have no outstanding convertible securities, agreements or obligations for the exercise, conversion or issuance of REAL Shares.

(n) Entire Interest. All of the issued and outstanding REAL Shares at the Closing Time shall be delivered or such rights shall be transferred to ADL at the time of Closing.

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The agreements, certificates, documents, other evidence of compliance and opinions described in this Section 7.1 shall be in form and substance satisfactory to ADL, acting reasonably, and shall, except as otherwise provided, be delivered to ADL at the Closing; provided, however, aAny one or more of the foregoing conditions may be waived in writing by ADL.

Section 7.2 REAL Shareholders' Closing Conditions

The obligations of the REAL Shareholders to transfer and assign to ADL the Purchased Shares in exchange for the Consideration Shares pursuant to Article 2 is subject to compliance by ADL with its agreements herein contained and to the satisfaction, on or before the Closing Date of the following conditions, unless waived by REAL on behalf of the REAL Shareholders:

(a) Constating Documents and Certificate of Corporate Existence. REAL shall have received from ADL: (i) a copy, certified by a duly authorized officer of ADL, to be true and complete as of the Closing Date, of the Articles of ADL; (ii) a copy, certified by a duly authorized officer of ADL, to be true and complete as of the Closing Date, of the by-laws thereof; and (iii) a certificate dated not more than three days prior to the Closing Date, of the government of British Columbia as to ADL's corporate good standing and evidence of “no default” in respect of the securities legislation of each jurisdiction in which ADL is a reporting issuer.

(b) TSXV Issuer. Upon the Closing of the Share Exchange, ADL satisfying the minimum listing requirements of the TSXV for a Tier 1 or Tier 2 Issuer, as evidenced before Closing by a conditional listing letter issued by the TSXV.

(c) Compliance with Sponsorship Requirement. ADL shall have complied with or obtained a waiver from the sponsorship requirements set out in TSXV Policy 2.2 Sponsorship and Sponsorship Requirements, and in the event a waiver is not granted, ADL shall have engaged a sponsor in accordance therewith, and the TSXV shall have accepted the sponsor's report in respect of the Share Exchange.

(d) Required Approvals. ADL shall have obtained the requisite approval of the board of directors of ADL and of the shareholders of ADL, as necessary, and any other necessary approvals for this Agreement, and including without limitation, to: (i) complete the ADL Name Change, (ii) elect or appoint four (4) directors of ADL at the Closing Time, and (iii) complete the Share Exchange.

(e) Proof of Corporate Action. REAL shall have received from ADL copies, certified by a duly authorized officer thereof to be true and complete as of the Closing Date, of the records of all corporate action taken to authorize the execution, delivery and performance of this Agreement.

(f) Incumbency Certificate. REAL shall have received from ADL an incumbency certificate, dated the Closing Date, signed by a duly authorized officer thereof and giving the name and bearing a specimen signature of each individual who shall be authorized to sign, in the name and on behalf of ADL, this Agreement and any other ancillary documents.

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(g) Representations and Warranties. The representations and warranties of ADL contained herein shall be true and correct in all material respects on and as of the Closing Date with the same force and effect, as if such representations and warranties were made at such time, and REAL shall have received on the Closing Date certificates to this effect signed by one authorized officer of ADL.

(h) Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by ADL at or before the Closing Date shall have been complied with or performed and REAL shall have received on the Closing Date certificates to this effect signed by an authorized officer of ADL.

(i) Legal Opinion. REAL and all REAL Shareholders shall have received from the counsel of ADL a favourable opinion covering such matters with respect to the transactions contemplated by this Agreement as REAL and its counsel may reasonably request and which are customary for transactions of this nature.

(j) Changes in Directors and Officers. Upon completion of the Share Exchange, the board of directors of ADL will consist of four (4) directors of which there will be three (3) nominees of REAL and one (1) nominee of ADL. At least two (2) of such directors shall be independent directors (as defined in section 1.4 of Multilateral Instrument 52-110 Audit Committees). Tamir Poleg shall be appointed the Chief Executive Officer and Chairman of the Board of ADL and Gus Patel shall be appointed Chief Financial Officer and Corporate Security of ADL.

(k) Regulatory Consents. All required approvals, consents, authorizations and waivers relating to the consummation of the transactions contemplated by this Agreement shall have been obtained from the TSXV including (i) the issuance of all necessary receipts, approvals, and acceptances of the ADL Name Change; and (ii) the acceptance by the TSXV of the transactions contemplated in this Agreement.

(l) REAL Private Placement and ADL Private Placement. ADL and REAL shall have taken all necessary steps to complete the ADL Private Placement and the REAL Private Placement on or before the closing of the Share Exchange.

(m) No Action or Proceeding. No bona fide legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the exchange by the REAL Shareholders of the REAL Shares for ADL Shares.

(n) TSXV Approval. The TSXV shall have approved the Qualifying Transaction and the Share Exchange and agreed to list the ADL Shares (including the Consideration Shares and any ADL Shares issuable on exercise, conversion or exchange of convertible ADL securities issued in connection with the Share Exchange) on the TSXV and all other matters contemplated herein, as required.

(o) No Material Adverse Change. No change shall have occurred in the business, affairs, financial condition or operations of ADL between the date hereof and the Closing Date which would have a Material Adverse Effect.

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(p) Other Certificates. REAL shall have received: (i) certificates addressed to REAL and the REAL Shareholders, dated the Closing Date, signed by two executive officers of ADL in their personal capacities, certifying that such individuals are not aware of any facts or any facts or matters that are inconsistent with the representations and warranties being given by ADL pursuant to this Agreement; and (ii) a list of ADL Assets and liabilities, certified by an executive officer of ADL, in form and substance satisfactory to REAL in its sole discretion, acting reasonably.

(q) Dilution. ADL shall not have more than 10,300,000 ADL Shares on a fully diluted basis on the closing of the Share Exchange at the Closing Time, before giving effect to the Share Exchange, the REAL Private Placement and the ADL Private Placement.

(r) Cash Position. ADL shall have a minimum cash balance of CAD $350,000 net of any debt or liabilities including trade payables.

(s) General. All instruments and corporate proceedings in connection with the transactions contemplated by this Agreement shall be satisfactory in form and substance to REAL and its counsel, acting reasonably, and REAL shall have received copies of all documents as provided for herein, including, without limitation, records of corporate or other proceedings and consents which REAL may have reasonably requested in connection therewith.

The agreements, certificates, documents and other evidence of compliance described in this Section 7.2 shall be in form and substance satisfactory to REAL, acting reasonably, and shall, except as otherwise provided, be delivered to REAL at the Closing; provided, however, any one or more of the foregoing conditions may be waived in writing by REAL.

ARTICLE 8 TERMINATION

Section 8.1 Termination

This Agreement may be terminated by written notice given by the terminating party to the other party hereto, at any time prior to the Closing:

(a) by mutual written consent;

(b) by either REAL or ADL, if there has been a misrepresentation, breach or non- performance by the breaching party of any representation, warranty, covenant or obligation contained in this Agreement, which could reasonably be expected to have a Material Adverse Effect on the breaching party, provided the breaching party has been given notice of and thirty (30) days to cure any such misrepresentation, breach or non-performance;

(c) by either REAL or ADL, if a condition for the terminating party's benefit has not been satisfied or waived by the time such condition was required to have been fulfilled;

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(d) by either REAL or ADL, if the Closing has not occurred on or before March 31, 2020 or such later date as may be agreed to by REAL and ADL (provided, that the right to terminate this Agreement under this sub-section (d) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the failure to consummate the transactions contemplated hereby by such date).

Section 8.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the parties hereunder except with respect to: (i) Section 8.1, Article 9 and Section 11.2 which will survive such termination, and (ii) a breach arising from the fraud or wilful misconduct of any party.

Section 8.3 Waivers and Extensions

At any time prior to the Closing Time, each of the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of another party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party to be bound thereby. The REAL Shareholders hereby delegate the rights in (a), (b) and (c) to REAL to exercise on their behalf in REAL's sole discretion.

ARTICLE 9 TRANSACTION COSTS

Section 9.1 Transaction Costs

In the event of the termination of this Agreement pursuant to Section 8.1 hereof, all costs of the Share Exchange incurred by REAL, the REAL Shareholders and ADL, as the case may be, in connection with this Agreement, including legal fees, financial advisor fees and all disbursements by such parties and their advisors shall be borne and paid by the party incurring the costs.

ARTICLE 10 NOTICES

Section 10.1 Notices

Any demand, notice or communication to be made or given under or pursuant to this Agreement is to be in writing, except as otherwise expressly permitted or required under this Agreement, and may be made or given by personal delivery, by registered mail or by email addressed to the respective parties as follows:

If to ADL, then to the following address:

ADL Ventures Inc.

175 Bloor Street East, North Tower, Suite 901

Toronto, Ontario M4W 3R8

Attention: Laurence Rose, Chairman & CEO

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Email: Laurence.rose@omegaats.com

or at such other address as ADL shall have specified by notice actually received by the addressor;

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

Suite 1700, Park Place, 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Attention: Neville McClure

Email: nmcclure@stikeman.com

If to REAL or the REAL Shareholders then to the following address:

Real Technology Broker Ltd.

3 Shmurat Hasharon St.

Shefayim, 60990, Israel

Attention: Tamir Poleg

E-mail: tamir@joinreal.com

or at such other address as REAL shall have specified by notice actually received by the addressor;

with copies (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

1 First Canadian Place, Suite 1600

Toronto, Ontario M5X 1G5

Canada

Attention: Jason A. Saltzman

Email: jason.saltzman@gowlingwlg.com

and

Meitar Liquornik Geva Leshem Tal, Law Offices

16 Abba Hillel Road

Ramat Gan, 5250608, Israel

Attention: David S. Glatt

Email: dglatt@meitar.com

or to such other mailing or facsimile machine address as any party may from time notify the others of in accordance with this paragraph. Any demand, notice or communication made or given by personal delivery is conclusively deemed to have been given on the day of actual delivery thereof, or, if made or given by registered mail, on the fifth business day following the deposit thereof in the mail or, if made or given by facsimile transmission, on the first business day following the transmittal thereof and receipt of the appropriate answer back. If the party making or giving such demand, notice or communication knows or ought reasonably to know, of difficulties with the postal system which might affect the delivery of mail, any such demand, notice or communication is not to be mailed but is to be made or given by personal delivery or by facsimile transmission.

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ARTICLE 11 MISCELLANEOUS

Section 11.1 Power of Attorney

The REAL Shareholders hereby severally and irrevocably appoint REAL as their agent and attorney to take any action that is required or to execute and deliver any documents on their behalf, including without limitation, for the purposes of all standard Closing matters and deliveries of documents required to facilitate Closing on substantially the terms set out herein and do and cause to be done all such acts and things as may be necessary or desirable in connection with the Share Exchange and the transactions contemplated in this Agreement. Such appointment is coupled with an interest and is irrevocable. Without limiting the generality of the foregoing, REAL may, on behalf of itself and the REAL Shareholders, extend the Time of Closing or Closing Date, modify or waive such conditions as are contemplated herein, negotiate, settle and deliver the final forms of any documents that are necessary or desirable to give effect to the Share Exchange and the transactions contemplated in this Agreement on substantially the terms set out herein, other than any escrow agreements required to be entered into by an REAL Shareholder by the TSXV and any material amendments to the Agreement. The REAL Shareholders hereby acknowledge and agree that any decision or exercise of discretion required to be made by REAL under this Agreement shall be final and binding upon the REAL Shareholders so long as such decision or exercise of discretion was made bona fide and hereby release REAL and its directors and officers from any liability which may arise pursuant to the exercise of any authority granted under this paragraph. ADL shall have no duty to enquire into the validity of any document executed or other taken by REAL on behalf of the REAL Shareholders pursuant to this Section 11.1.

Section 11.2 Amendments and Waivers

Except as otherwise expressly provided herein, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of REAL (on behalf of itself and the REAL Shareholders) and ADL, or in the case of a waiver, by the party against whom the waiver is to be effective. Any amendment or waiver effected in accordance with this Section 11.1 shall be binding upon the REAL Shareholders, REAL and ADL pursuant to this Agreement.

Section 11.3 Consent to Jurisdiction

Each of the REAL Shareholders, REAL and ADL hereby agrees to submit to the non-exclusive jurisdiction of the courts in and of the Province of Ontario and to the courts to which an appeal of the decisions of such courts may be taken, and consents that service of process with respect to all courts in and of the Province of Ontario may be made by registered mail to it at the address set forth in Article 10.

SECURITIES EXCHANGE AGREEMENT

Section 11.4 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction, and shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 11.5 Further Assurances

REAL, the REAL Shareholders and ADL, upon the request of any other party hereto, whether before or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the Share Exchange.

Section 11.6 Time

Time is of the essence of this Agreement.

Section 11.7 Assignment

This Agreement may not be assigned by any of the parties hereto without the prior written consent of REAL and ADL, such consents not to be unreasonably withheld or delayed.

Section 11.8 Public Announcement; Disclosure; Confidentiality

REAL and the REAL Shareholders shall not make any public announcement concerning this Agreement or the matters contemplated herein, their discussions or any other memoranda, letters or agreements between the parties relating to the matters contemplated herein without the prior consent of ADL, which consent shall not be unreasonably withheld, and ADL shall not make any public announcement concerning this Agreement or the matters contemplated herein, its discussions or any other memoranda, letters or agreements between the parties relating to the matters contemplated herein without the prior consent of REAL, which consent shall not be unreasonably withheld, provided that no party shall be prevented from making any disclosure which is required to be made by law or any rules of a stock exchange or similar organization to which it is bound.

All information provided to or received by the parties hereunder shall be treated as confidential (“Confidential Information”). Subject to the provisions of this Section, no Confidential Information shall be published by any party hereto without the prior written consent of the others, but such consent in respect of the reporting of factual data shall not be unreasonably withheld. The consent required by this Section shall not apply to a disclosure to: (a) comply with any applicable laws, stock exchange rules or a regulatory authority having jurisdiction; (b) a director, officer or employee of a party; (c) an affiliate (within the meaning of the BCBCA) of a party; (d) a consultant, contractor or subcontractor of a party that has a bona fide need to be informed; (e) any third party to whom the disclosing party may assign any of its rights under this Agreement; provided, however, that in the case of subsection (e) the third party or parties, as the case may be, agree to maintain in confidence any of the Confidential Information so disclosed to them.

SECURITIES EXCHANGE AGREEMENT

The obligations of confidence and prohibitions against use of Confidential Information under this Agreement shall not apply to information that the disclosing party can show by reasonable documentary evidence or otherwise: (a) as of the date of this Agreement, was in the public domain; (b) after the date of this Agreement, was published or otherwise became part of the public domain through no fault of the disclosing party or an affiliate thereof (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain); or (c) was information that the disclosing party or its affiliates were required to disclose pursuant to the order of any government or judicial authority.

Section 11.9 Independent Legal Advice.

Each of the parties to this Agreement acknowledges and agrees that Gowling WLG (Canada) LLP and Meitar Liquornik Geva Leshem Tal, Law Offices (collectively, "REAL's Counsel") have acted as legal counsel to REAL only and Stikeman Elliott LLP ("SE") has acted as Canadian legal counsel to ADL only and not to any other party to this Agreement, and that neither REAL's Counsel nor SE has been engaged to protect the rights and interests of any of the other parties, meaning the REAL Shareholders. Each of the REAL Shareholders acknowledges and agrees that REAL, ADL, REAL's Counsel and SE have given them adequate opportunity to seek, and have recommended that they seek and obtain, independent legal advice with respect to the subject matter of this Agreement and for the purpose of ensuring their rights and interests are protected. Each of the other parties represents and warrants to REAL, ADL, REAL's Counsel and SE that they have sought independent legal advice or consciously chosen not to do so with full knowledge of the risks associated with not obtaining such independent legal advice.

Section 11.10 Personal Information

Each of the REAL Shareholders hereby consents to the disclosure of his or her personal information in connection with the transactions contemplated by this Agreement, including without limitation the Share Exchange, and acknowledges and consents to the fact that REAL and ADL are collecting the personal information (as that term is defined under applicable privacy legislation, including the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect in Canada from time to time) of the REAL Shareholder for the purposes of completing this Agreement and the transactions contemplated hereby. Each REAL Shareholder acknowledges and consents to REAL and ADL retaining such personal information for as long as permitted or required by law or business practices. Each REAL Shareholder further acknowledges and consents to the fact that REAL and ADL may be required by applicable securities legislation or the rules and policies of the TSXV to provide regulatory authorities with any personal information provided by REAL in this Agreement and each REAL Shareholder further consents to the public disclosure of such information by electronic filing or by any other means.

Section 11.11 Entire Agreement, Counterparts, Section Headings

This Agreement, and the Schedules hereto, sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby and supersedes any prior written or oral understandings with respect thereto, including, without limitation, the letter of intent between REAL and ADL dated August 13, 2019. This Agreement may be executed by facsimile or electronic mail and in one or more counterparts thereof, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The headings in this

SECURITIES EXCHANGE AGREEMENT

Agreement are for convenience of reference only and shall not alter or otherwise affect the meaning hereof.

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SECURITIES EXCHANGE AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

The parties have executed this Agreement.

REAL TECHNOLOGY BROKLER LTD.

Per:   /s/ “Tamir Poleg”
        Authorized Signing Officer

ADL VENTURES INC.

Per:   /s/ “Laurence Rose”
         Authorized Signing Officer

SECURITIES EXCHANGE AGREEMENT

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Schedule “A”

REAL Shareholders

Name of Shareholder and address	Number of REAL Shares Held	Number of Consideration Shares to be Received

TOTAL:	106,717,954	107,602,893

3.30- 1	SECURITIES EXCHANGE AGREEMENT